Exhibit 1.01

Conflict Minerals Report of FireEye, Inc.

in accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This Conflict Minerals Report (this “Report”) for FireEye, Inc. (the “Company”, “FireEye”, “our” or “we”) covers the reporting period from January 1, 2014 to December 31, 2014, and is presented in accordance with Rule 13p-1 (“Rule 13p-1”) promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

This Report is filed as Exhibit 1.01 to the Company’s Specialized Disclosure Report on Form SD (the “Form”), and a copy of this Report and the Form are publicly available at http://investors.fireeye.com/governance.cfm.

Introduction

In 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”). Section 1502 of the Act specifically relates to conflict minerals and required the United States Securities and Exchange Commission (“SEC”) to promulgate regulations requiring companies covered under the Act to annually file a Specialized Disclosure Report on Form SD with the SEC to disclose whether certain specified conflict minerals (as discussed below) used in their products directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or any country that shares an internationally recognized boarder with the Democratic Republic of the Congo (collectively, the “Covered Countries”). Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain minerals originating in the Covered Countries. The minerals subject to Rule 13p-1 are columbite-tantalite (coltan), cassiterite, wolframite, gold and their derivatives, which are limited to tantalum, tin and tungsten (“Conflict Minerals”). Please refer to Rule 13p-1, Form SD and SEC Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined within this Report.

Pursuant to Rule 13p-1, if, based upon a reasonable country of origin inquiry (“RCOI”), a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in one of the Covered Countries, or if such registrant is unable to determine the country of origin of those Conflict Minerals, then it must file a Conflict Mineral Report with the SEC describing the due diligence measures it has undertaken or will undertake regarding the source and chain of custody of the Conflict Minerals.

Reasonable Country of Origin Inquiry Process

FireEye has determined that components in its enterprise security hardware products, including its network security, endpoint and threat analytics products (the “Security Hardware Products”), contain Conflict Minerals and that such Conflict Minerals are necessary to the functionality of such products. Accordingly, FireEye was required to undertake a RCOI with respect to Conflict Minerals that is reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries. Due to our limited ability to determine the origin and chain of custody of Conflict Minerals necessary to the functionality or production of our products as described below, we have filed this Conflict Minerals Report.

Due Diligence Process

FireEye has closely followed the guidelines provided by the Organisation for Economic Co-operation and Development (the “OECD”) in conducting our due diligence. FireEye has established and published a Conflict Minerals Policy, located on its website at: http://investors.fireeye.com/governance.cfm. FireEye distributed the policy to each of its suppliers, setting internal and external expectations that the policy must be followed. FireEye is working with its contract manufacturers to identify and assess any risks in the supply chain and has dedicated a manager, with the authority and resources necessary to ensure compliance with all regulations. All findings are reported to senior management for review. FireEye and its suppliers will investigate any risks identified and will make sourcing decisions necessary to eliminate any risk. As required, FireEye will report annually on its progress toward a conflict-free supply chain.

As a company that relies solely on third-party contract manufacturers to build its products, FireEye is several levels removed from the mining, smelting or refining of Conflict Minerals. FireEye does not purchase raw ore or unrefined Conflict Minerals and makes no purchases in the Covered Countries.

As part of its contract manufacturer selection process, FireEye engages in a review of each potential contract manufacturer’s supply chain policies and procedures. FireEye confirms its contract manufacturers have an established system of control and transparency over their mineral supply chain. Further, FireEye has made efforts to communicate to its contract manufacturers and suppliers the need for Rule 13p-1 compliance.

FireEye’s primary contract manufacturer, Flextronics International USA, Inc. (“Flextronics”), is subject to Rule 13p-1, and has partnered with the Electronics Industry Citizenship Coalition / Global sustainability Initiative (“EICC/GeSI”) team to collaboratively develop an industry standard to collect the sourcing information related to Conflict Minerals. Flextronics has made available a supplier quality resource center, which includes its Conflict Minerals Policy, found at the following website: http://www.flextronics.com/supplier/supplierquality/default.aspx.

FireEye, with the assistance of Flextronics, undertook due diligence measures to determine the Conflict Minerals status of the necessary Conflict Minerals used in FireEye’s enterprise Security Hardware Products. In conducting its due diligence, FireEye implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”), an internationally recognized due diligence framework.

During the reporting period for this Report, FireEye’s due diligence measures included:

•	Conducting a supply-chain survey with direct suppliers of materials containing Conflict Minerals using the EICC/GeSI Conflict Minerals Reporting Template (“EICC/GeSI Templates”) to identify the smelters and refiners; and

•	Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter Program for Conflict Minerals.

Flextronics sent out surveys on behalf of FireEye to the 41 suppliers identified in its due diligence efforts and received responses from less than 50% of the suppliers. Based on the results of the assessment described above, Flextronics followed-up with the suppliers surveyed, to the extent possible, on missing and inconsistent information. Additional supplier surveys were conducted to address issues, including implausible statements regarding no presence of the Conflict Minerals, incomplete data on EICC-GeSI Templates, responses that did not identify smelters or refiners, responses that indicated a sourcing location without complete supporting information from the supply chain, and organizations that were identified as smelter or refiners, but not verified as such through further analysis and research. In addition, FireEye followed-up on cases where a supplier stated a smelter or refiner does not source from the Covered Countries, but the sourcing location (country of mine origin) is not a known reserve for the given metal.

Findings and Conclusions

As a result of the due diligence measures described above, FireEye determined in good faith that its Security Hardware Products are “DRC conflict undeterminable” for the year ended December 31, 2014. FireEye makes this determination due to a lack of information from its suppliers to conclude whether the necessary Conflict Minerals originated in the Covered Countries and, if so, whether the necessary Conflict Minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.

Future Steps

FireEye is continuing to develop methods, implement tools and adopt procedures that are designed to be both auditable and in accordance with the OECD Framework. In the next compliance period, FireEye intends to make a good faith effort to increase the response rate of its suppliers and obtain a definitive determination of its status and to further mitigate the risk that necessary Conflict Minerals do not benefit armed groups. FireEye also intends to make reasonable efforts to strengthen company engagement with suppliers and structure internal management to support supply chain due diligence.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1.